UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70244

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__   AND ENDING __12/31/24__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ALTRUIST FINANCIAL LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__3030 S LA CIENEGA BLVD__
                                                    (No. and Street)

__CULVER CITY__	__CA__	__90232__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__JASON GERINGER__	__(917) 968 - 8801__	__JASON.GERINGER@ALTRUIST.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__BDO USA, P.C.__
                          (Name – if individual, state last, first, and middle name)

__515 S FLOWER ST, 47TH FLOOR__	__LOS ANGELES__	__CA__	__90071__
(Address)	(City)	(State)	(Zip Code)
__10/08/2003__		__243__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mazi Bahadori, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Altruist Financial LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mazyar Bahadori

Title: Chief Executive Officer

Rodrick Davis Brownlee

Notary Public

NOTARY PUBLIC STATE OF TEXAS
Rodrick Davis Brownlee
ID NUMBER 134764414
COMMISSION EXPIRES February 14, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Electronically signed and notarized online using the Proof platform.

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

As of December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934

As a Public Document

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

December 31, 2024

Table of Contents



Tel: 310-557-0300   515 S Flower St, 47th Floor
Fax: 310-557-1777   Los Angeles, CA 90071
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Member of
Altruist Financial LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Altruist Financial LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2022.

Los Angeles, California

March 3, 2025

ALTRUIST FINANCIAL LLC

Statement of Financial Condition
As of December 31, 2024
(In thousands)

Assets

Cash and cash equivalents	$	48,869
Cash segregated in compliance with federal regulations		167,164
Securities borrowed		472,995
Receivables from brokers, dealers, and clearing organizations		3,285
Deposits with clearing organizations		4,069
Receivables from customers, net of allowance for credit losses of $10		2,763
Equity securities - user-held fractional shares, at fair value		101,558
Other assets		6,768
Total assets	**$**	**807,471**
Liabilities and member's equity		
Liabilities:		
Payables to customers		164,325
Payables to brokers, dealers, and clearing organizations		5,400
Securities loaned		475,893
Equity securities – repurchase obligations, at fair value		101,558
Due to affiliates		598
Accrued expenses and other liabilities		3,785
Total liabilities		751,559
Member's equity:		
Member contributions		77,552
Accumulated deficit		(21,640)
Total member's equity		55,912
Total liabilities and member's equity	**$**	**807,471**

See accompanying notes to statement of financial condition.

ALTRUIST FINANCIAL LLC

Notes to Statement of Financial Condition

December 31, 2024

(1)   Description of Business

Altruist Financial LLC (the "Company") is a single member limited liability company ("LLC") incorporated in the state of Delaware and is a wholly owned subsidiary of Altruist Corp (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA").

Acting as an agent for its customers, the Company provides services that include, but are not limited to, executing and clearing trades in stocks, bonds, mutual funds, and exchange traded funds. Accordingly, the Company carries accounts for its customers and is subject to the requirements of Rule §15c3-3 under the Exchange Act pertaining to the possession and control of customer-owned assets and reserve requirements. In addition, the Company offers its customers the options to participate in its Cash Sweep ("Sweep)" and Fully Paid Lending ("FPL") programs. The Company's customer base is located in the United States ("US"), as such, its operations and revenue generating activities are conducted solely within the US.

Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition and the related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated for regulatory purposes to be cash and cash equivalents. As of December 31, 2024, cash and cash equivalents consist of cash on deposit with third-party financial institutions.

Cash Segregated in Compliance with Federal Regulations

Pursuant to the Customer Protection Rule §15c3-3 of the Securities Exchange Act of 1934, and other applicable regulations, the Company maintains cash in segregated reserve accounts for the exclusive benefit of the customers.

Concentration Risk

The Company's cash, cash equivalents, cash segregated in compliance with federal regulations, and collateral set aside as part of the FPL program are concentrated at third-party financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). Amounts custodied by these financial institutions exceed the federally insured limits.

Management regularly monitors the creditworthiness and financial condition of these institutions and evaluates the concentration of these deposits. Based on this ongoing evaluation and the financial stability of the FDIC-insured institutions, management believes that the risk of loss is not material. Consequently, the Company has not recorded an allowance for credit losses.

ALTRUIST FINANCIAL LLC

Notes to Statement of Financial Condition

December 31, 2024

Limited Liability Company

The Company is an LLC and accounts for members' equity in accordance with Accounting Standards Codification ("ASC") 272 – Limited Liability Entities. Members' equity consists of capital contributions, accumulated deficit, and stock-based compensation. The Member has limited liability for the obligations or debts that are exclusively entered into by the Company.

Capital withdrawals by the Member are limited by the Company's regulatory restrictions pursuant to broker-dealer rules promulgated by the SEC and FINRA.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include accruals for securities lending revenues, fails to deliver and other amounts due from broker dealers and clearing organizations.

Payables to brokers, dealers, and clearing organizations mainly consist of payables to clearing organizations for unsettled transactions and fails to receive.

Receivables from Customers, net and Payables to Customers

Receivables from customers, net represent amounts advanced by the Company to its customers. Such receivables are generally fully collateralized by securities in the customer's account or customer Sweep Program balances. The collateral for such advances is not reflected in the Company's statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

The Company analyzes unsecured balances case by case and subjects the balances to an aging methodology which results in the balances being fully written off after 12 months. The receivable is fully written off once the Company deems it uncollectible.

Payables to customers consist primarily of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

Deposits with clearing organizations

The Company is required to maintain collateral deposits with clearing organizations including the Depository Trust & Clearing Corporation which allows the Company to use security transactions services provided by its clearing organizations for trade comparison, clearance and settlement.

The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements.

Securities Borrowed and Loaned

Securities borrowed is mainly comprised of securities borrowed from customers in connection to the FPL program, which allows customers to earn income on certain securities when they permit the Company to lend these securities.

The Company receives cash collateral for securities loaned, which is generally in excess of the fair value of the securities. Securities loaned transactions are recorded based on the amount of cash collateral received. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its client obligations. The Company seeks to mitigate this risk by requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties. Additionally, the Company monitors the value of securities loaned daily and requires additional cash collateral as needed to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed related receivables.

The Company deposits cash and pledges US Treasuries as collateral, securing the loans in the customers' accounts in bank accounts and safekeeping accounts that are managed by a third-party collateral agent for the benefit of the customer. The collateral set aside in relation to the FPL program as of December 31, 2024 totaled $473 million and was classified as securities borrowed in the statement of financial condition. The collateral is composed of $356.3 million in cash and $116.7 million in US Treasuries.

Fractional Share Program

The Company operates a fractional share program for the benefit of its customers and maintains an inventory of equities to support the program.

The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition under the accounting guidance prescribed within ASC 860 – Transfers and Servicing. Therefore, the Company accounts for fractional shares purchased by customers as secured borrowings with the underlying financial assets pledged to the customers as collateral. The Company recognizes an offsetting liability to reflect the obligation to repurchase the fractional shares from the customers when they decide to sell their positions.

The fractional shares owned by the customers and the Company's obligation to repurchase the shares are presented as equity securities – user-held fractional shares, at fair value and equity securities – repurchase obligations, at fair value, respectively, within the statement of financial condition.

The Company measures the fractional shares owned by customers and the corresponding repurchase obligation at fair value through the election of the fair value option. The Company believes that carrying these financial assets and liabilities at fair value best reflects the underlying economics. The fair value of these financial instruments is determined based on quoted prices in active markets.

Since equities cannot be traded through clearing exchanges and market makers in fractional quantities, the Company purchases whole shares from the market to support its fractional share program. The Company's proprietary inventory is presented within other assets on the statement of financial condition and is measured at fair value in line with guidance prescribed within ASC 940-320-35 – Investments – Debt and Equity Securities.

Other Assets

Other assets are mainly comprised of interest receivable from the Sweep Program, prepaid expenses, and firm inventory held primarily to support the fractional share program.

ALTRUIST FINANCIAL LLC

Notes to Statement of Financial Condition

December 31, 2024

Sweep Program

The Company's customers may elect to participate in the Sweep program, which provides eligible customers with up to $1 million of FDIC insurance on their eligible cash. The Sweep Program consists of sweeping participating customers' uninvested cash off-balance sheet to various program banks, allowing the amount on deposit at each predetermined bank to remain below the FDIC protected threshold. Cash balances not in the Sweep Program are subject to the Company's safeguarding prescribed under SEC's Customer Protection Rule §15c3-3.

The Company collects the net revenues associated with the Sweep Program one month in arrears; the associated interest receivable is recorded within other assets in the statement of financial condition.

Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value, based on the inputs used to value them. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy includes three levels based on the objectivity of the inputs, as follows:

- *Level 1* – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- *Level 2* – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.

- *Level 3* – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

The Company applies valuation techniques consistent with the market approach for assets measured at fair value on a recurring basis.

Current Expected Credit Losses

The Company follows ASC Topic 326 – Financial Instruments – Credit Losses ("CECL"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

CECL applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account that is deducted from the asset's amortized cost basis.

Lease Accounting

The Company is party to an expense sharing arrangement ("ESA") with the Member, as discussed in footnote 5 – related party transactions; whereby the Member allocated a percentage of the overall rent expense to the Company. The Company is not a party to the Member's lease agreement, as such, the Company is not bound by the terms of the lease agreement. Therefore, a right of use asset and lease liability were not recorded.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling one business day after the trade. Securities owned by customers are not included in the Company's statement of financial condition.

Stock Based Compensation

Employees of the Company are provided with stock-based compensation in the form of stock options to purchase the equity of the Member. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model.

Income Taxes

The Company is considered a single-member LLC taxed as a disregarded entity. The Company is accounted for as a division of the Member and does not file separate tax returns. The Company is not allocated current and deferred tax expenses by the Member since it is not a legal entity subject to tax. As of and for the year ended December 31, 2024, no tax sharing agreement existed between the Company and the Member.

Capital and Liquidity

The Company is party to a revolving loan agreement (the "Revolving Loan") with BMO Bank N.A. ("BMO"). The Revolving Loan provides a revolving debt facility of up to $10.0 million (the "Facility Commitment") at an interest rate of 2.5% plus the greater of (i) the Term Secured Overnight Financing Rate (Term SOFR) plus 0.11448%, (ii) the Federal Funds Target Range - Upper Limit as provided by the Federal Open Market Committee of the Federal Reserve Board, and (iii) 0.25%, as determined on the date of borrowing. The Revolving Loan also provides unfunded commitment fees of 0.5% per annum, determined on a daily basis for the amount that the Facility Commitment exceeds the outstanding principal balance and is payable quarterly in arrears.

Proceeds from borrowings under the Revolving Loan are required solely to be used to finance customer withdrawals from the Company's' Customer Reserve Bank Account, as defined by SEC Rule §15c3-3. The Revolving Loan is an on-demand facility, which allows BMO to demand payment in full at any time in BMO's sole discretion even if the Company is fully compliant with the Revolving Loan terms. During the year ended December 31, 2024, the Revolving Loan was not utilized.

On December 9, 2024, the Company and the Member increased the committed line of credit agreement from $20 million to $40 million, which are available to be borrowed by the Company for liquidity or working capital needs. The payment terms of the agreement state that repayment shall take place in a period that does not exceed three months from the funding date. The interest rate shall be determined through consultation between the Company and the Member and is to be calculated on a 360-day-year basis. During the year ended December 31, 2024, the Company utilized the line of agreement on one occasion for $18 million. The full drawdown was repaid before December 31, 2024, as such, no liability exists as of the reporting period.

Segment Information

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, effectively amending ASC Topic 280 - Improvements to Reportable Segment Disclosures (the "ASU"). The ASU enhances existing disclosure requirements by requiring that public entities provide additional information about each reportable segment. In particular, the ASU requires disclosure of:

- **Significant Segment Expenses** – For each reportable segment, the expense categories that are both regularly provided to the chief operating decision maker ("CODM") and included within the reported measure of segment profit or loss must be disclosed.

- **Other Segment Items** – For each reportable segment, the disclosure of "other segment items" – defined as the difference between reported segment revenues, less the significant segment expenses, and the reported measure of segment profit or loss – is required.

- **Multiple Profit or Loss Measures** – If the CODM uses more than one measure of segment performance, additional measures may be disclosed provided that at least one measure is the one most consistent with GAAP.

The amendments are effective for fiscal years beginning after December 15, 2023, as such, the Company adopted ASU 2023-07 effective January 1, 2024.

The Company considers operating segments to be components of the Company in which separate financial information is available and is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The CODM for the Company is the Member's Chief Executive Officer. The CODM reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company's performance. The Company has determined that it has one operating segment and one reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in this footnote 1 - description of business.

The CODM uses net income (loss) to evaluate the results of the business, predominantly in the budgeting and forecasting processes, to manage the Company. The CODM reviews and utilizes natural expense classifications, as reflected in the statement of operations, to manage the Company's operations. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

ALTRUIST FINANCIAL LLC

Notes to Statement of Financial Condition

December 31, 2024

(2) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations consist of the following as of December 31, 2024 (in thousands):

Receivables from broker-dealers	$	1,714
Securities failed to deliver		1,425
Receivables from clearing organizations		100
Receivables from order flow		46
Total receivables from brokers, dealers, clearing organizations, and clearing agents	$	3,285

Payables to brokers, dealers, and clearing organizations consist of the following as of December 31, 2024 (in thousands):

Payables to clearing organizations	$	2,550
Securities failed to receive		1,494
Payables to broker-dealers		1,356
Total receivables from brokers, dealers, clearing organizations, and clearing agents	$	5,400

(3) Securities Borrowed and Loaned

The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company seeks to minimize this risk by continually reviewing the credit quality of its counterparties.

The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The following table presents information about these transactions to evaluate the potential effects of rights of offset between these recognized assets and liabilities as of December 31, 2024 (in thousands):

	Gross amounts of assets and liabilities recognized		Gross amounts offset in the statement of financial condition		Net amounts presented in the statement of financial condition		Amounts not offset in the statement of financial condition		
							Market Value of assets received or pledged		Net amount
Assets:									
Securities borrowed	$	472,995	$	-	$	472,995	$	(462,063)	$ 10,932
Liabilities:									
Securities loaned	$	475,893	$	-	$	475,893	$	(459,140)	$ 16,753

(4) **Financial Assets and Financial Liabilities**

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents, by level within the fair value hierarchy, financial assets and liabilities that are measured at fair value on a recurring basis in the Company's statement of financial condition as of December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Equity securities - user-held fractional shares	$ 101,558	$ -	$ -	$101,558
Securities borrowed [1]	-	116,685	-	116,685
Other assets [2]	624	-	-	624
Total assets, measured at fair value	$ 102,182	$ 116,685	$ -	$218,867
Liabilities:				
Equity securities – repurchase obligations	$ 101,558	$ -	$ -	$101,558
Total liabilities, measured at fair value	$ 101,558	$ -	$ -	$101,558

(1) Securities borrowed measured at fair value on a recurring basis include US Treasuries pledged as collateral in relation to the FPL program.

(2) Other assets measured at fair value on a recurring basis include securities owned by the Company.

The fair value of Level 2 securities is determined using observable market inputs, including yield curves and comparable quotes. Specifically, the valuation involves interpolating prices from actively traded securities to estimate the fair value.

Financial Assets and Liabilities Not Measured at Fair Value

Certain financial assets and liabilities are not carried at fair value in the statement of financial condition. Due to the short-term nature of these financial assets and liabilities, the fair value approximates the carrying value. These financial assets and liabilities include receivables from and payables to brokers, dealers and clearing organizations, securities borrowed, securities loaned, deposits with clearing organizations, and due to affiliated companies.

(5) **Related Party Transactions**

The Company has an Expense Sharing Agreement in place with the Member which requires the allocation of costs and expenses between entities when a shared benefit exists.

The agreement is termed for one year from its effective date with automatic one-year renewals, unless and until terminated by the Company or the Member. The allocation methodologies are based on time, headcount, nature, and other relevant factors, and because these transactions and the agreement are with an affiliate, they may not be equivalent to those recorded if the Company was not a wholly owned subsidiary of the Member. The Company settles its liability to the Member monthly, one month in arrears. The liability to the Member is presented as due to affiliates in the statement of financial condition.

(6) Stock-Based Compensation

In 2019, the Board of Directors of the Member (the "Board of Directors") approved the 2019 Equity Incentive Plan (the "Member's Plan"), which provides for granting of incentive and nonstatutory stock options and stock purchase rights to employees, directors, and consultants of the Member and subsidiaries. Under the Member's Plan, the Board of Directors (the "Plan Administrator") determines various terms and conditions of option grants, including option expiration dates (which will be no more than ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the unvested balance vesting ratably on a monthly basis over the remaining period), and payment terms. The Member's Plan provides stock option grants at an exercise price as determined by the Plan Administrator, but not less than 100% of the fair market value of the common stock subject to the option on the date of grant as determined by the Board of Directors. Options granted to owners of 10% or more of the Company's common stock have an exercise price of not less than 110% of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

The Member's Plan allows for early exercise of options prior to vesting with Board of Directors approval. In connection with the early exercise of stock options, the Member has the right, but not the obligation, to repurchase unvested shares of common stock upon termination of the individual's service to the Company or Member at the original purchase price per share.

Stock Options

A summary of the stock option activity of the Member's Plan for stock options granted to employees of the Company for the year ended December 31, 2024, is as follows (in thousands, except share and per share amounts):

	Number of Shares	Weighted-average Exercise Price	Weighted average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2023	4,635,719	$ 1.35	7.39	$ 13,924
Granted	432,300	4.35		
Exercised	204,344	1.09		
Canceled/Forfeited	389,132	1.72		
Balance at December 31, 2024	**4,474,543**	**$ 1.62**	**6.62**	**$ 12,236**
Vested and exercisable at December 31, 2024	3,018,663	$ 0.86	5.65	$ 10,527
Exercisable at December 31, 2024	3,040,747	$ 0.87	5.66	$ 10,592

A total of 947,846 stock options vested during the year ended December 31, 2024. The total fair value of stock options vested was $1.1 million during the year ended December 31, 2024. A total of 1,455,880 stock options were unvested as of December 31, 2024.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2024 was $1.81 per share.

The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the fair value of the Company's common stock. The total intrinsic value of options exercised during the year ended December 31, 2024 was $0.7 million.

Valuation of Awards

The Company estimates the fair value of stock options granted to employees and non-employees on the date of grant using the Black-Scholes option-pricing model. Non-employee stock options are valued consistent with employee stock options. The Black-Scholes option-pricing model requires estimates of subjective assumptions, which greatly affect the fair value of each stock option. The assumptions and estimates are as follows:

- Fair value of common stock – Because the Member's common stock is not publicly traded, the Company must estimate the fair value of the Member's common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Member's common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Member's common stock; (ii) the prices, rights, preferences and privileges of the Member's preferred stock relative to those of its common stock; (iii) the lack of marketability of the Member's common stock; (iv) actual operating and financial results; (v) current business conditions and projections; and (vi) precedent transactions involving the Member's shares.

- Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate over an expected time horizon. Since the Member does not have public trading history of its common stock, the Company estimates the expected volatility of stock options at their grant date by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

- Expected term – Expected term represents the period over which the Company anticipates stock-based awards to be outstanding. The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

- Risk-free interest rate – The Company uses the average of the published interest rates of U.S. Treasury zero-coupon issues with terms consistent with the expected term of the awards for its risk-free interest rate.

- Expected dividend yield – The Member has not historically paid dividends on common stock and has no plans to issue dividends in the foreseeable future.

The weighted-average assumptions used to calculate the grant date fair value of option grants issued during the year ended December 31, 2024 were as follows:

Expected term (in years)	5.99
Expected volatility	35.13%
Expected dividend yield	0%
Risk-free interest rate	4.01%

(7)   Net Capital Requirement

The Company is subject to the SEC Net Capital Rule (§15c3-1). Under this rule, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of $250,000, or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (§15c3-3). On December 31, 2024, the Company had net capital of $52.7 million (14,949% of aggregate debit items), which was $52.4 million in excess of its required net capital of $250 thousand.

(8)   Commitments and Contingencies

Litigation and Claims

The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel, that based on information available to it, that the resolution of these matters will not have a material adverse effect on its financial condition for the year ended December 31, 2024.

The Company is engaged in regulatory matters, including investigations and enforcements, as well as regulatory exams that could result in investigations and enforcement, and routine civil litigation, such as customer arbitrations and reparation proceedings and, from time to time, actions brought by former employees relating to termination of employment. Pending regulatory investigations and enforcements could ultimately result in a censure and/or fine, and such other civil litigation could result in judgements or settlements for damages and other relief.

While no assurances can be given, the Company does not believe that the ultimate outcome of any such pending regulatory or civil matters will result in a material, adverse effect on the Company's business or financial condition. Hence, no loss amount has been recorded or disclosed in accordance with ASC 450-10 - Contingencies.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy its obligations to customers or counterparties.

The Company provides guarantees to its clearing organizations under their standard membership agreements, which require members to guarantee the performance of other members.

Under the agreements, if another member becomes unable to satisfy its obligations to a clearing organization, other members would be required to meet the shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(9) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2024, as of the date the statement of financial condition was issued. Management believes that no material events have occurred since December 31, 2024, that require recognition or disclosure.